Management’s Discussion and Analysis

For the Six Months Ended December 31, 2007

January 24, 2008

Northern Peru Copper Corp. (“Northern Peru” or the “Company”) is a resource exploration company with a focus on developing and advancing copper exploration projects in Peru.   Northern Peru’s head office is located in Vancouver, Canada.  The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “NOC”.  The Company’s main project is the Galeno Project.

This management’s discussion and analysis (“MD&A”) focuses on significant factors that affected Northern Peru and its subsidiaries during the relevant reporting period and to the date of this report.  The MD&A supplements, but does not form part of, the unaudited consolidated financial statements of the Company, and the notes thereto, for the six months ended December 31, 2007.  Therefore, the following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements for the six months ended December 31, 2007 and the related notes thereto. All amounts presented in this MD&A are in Canadian dollars unless otherwise indicated.

Forward Looking Information

Statements contained in this MD&A that are not historical facts are forward-looking information and forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties.  For simplicity, we refer in this MD&A to such information as forward-looking statements.  Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production at the Company’s projects including the Galeno Project, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities including at the Company’s Galeno and Pashpap properties, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations including that contemplated by the JOGMEC agreement on the Pashpap Property; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled "Risks and Uncertainties" in this MD&A.  Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2007

January 24, 2008

undue reliance on forward-looking statements.  The forward-looking statements in this MD&A speak only as of the date hereof.  The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.  However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics.  While the Company is not aware of any misstatements regarding any industry data presented herein, the industries involve risks and uncertainties and are subject to change based on various factors.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

All resource estimates in this MD&A have been prepared in accordance with National Instrument 43-101 (“NI 43-101”) under the CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

This MD&A uses the terms “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into reserves. Further, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to whether they can ever be mined legally or economically. It cannot be assumed that all or any part of the “Inferred Mineral Resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the Inferred Resources exist, or that they can ever be mined legally or economically.  Accordingly, information concerning descriptions of mineralization and resources contained in this MD&A may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Overview – Three Months Ended December 31, 2007

The most significant event during the quarter ended December 31, 2007 and to the date of this MD&A was the receipt of an offer for the purchase of all of the Company’s outstanding shares for a cash price of $13.75 per share, as described under “Take-Over Bid” below.

In addition, the Company completed an NI 43-101 compliant resource estimate for Galeno which includes all drilling to date on the Galeno Deposit.  The Company also continues to work on the feasibility study (“FS”) on the Galeno Deposit.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2007

January 24, 2008

Take-Over Bid

On December 20, 2007 Copper Bridge Acquisition Corp., China Minmetals Non-Ferrous Metals Co., Ltd. and Jiangxi Copper Company Ltd. (collectively the “Offerors”) offered to purchase at a price of $13.75 cash per share all of issued and outstanding common shares of the Company, including all common shares issued or conditionally issued after December 20, 2007 upon the exchange or exercise of any options, upon the satisfaction of contractual rights to acquire common shares, or in respect of bonus shares, other than common shares held by the Offerors or any of their affiliates.  The Offer is subject to certain terms and conditions, including, but not limited to, the absence of material adverse changes, a minimum of 66 2/3% of the outstanding common shares, on a fully-diluted basis, being tendered under the Offer and receipt of certain regulatory approvals, including those from certain governmental ministries and departments of the People’s Republic of China (collectively “the PRC approvals”).

The Board of Directors of the Company determined unanimously that the Offer is fair to the Company’s shareholders, is in the best interests of the Company and its shareholders and has recommended that its shareholders accept the Offer.

The Offer is open for acceptance until 9:00 p.m. (Toronto time) on January 25, 2008, unless extended or withdrawn by the Offerors.

In the event the Offer does not complete due to certain events or actions described under the terms of an agreement among the Company and the Offerors, the Company may be required to pay a non-completion payment of $15,900,000, approximately 3.5% of the transaction value, and/or an expense reimbursement of up to $1,000,000.  If the Offerors withdraw the Offer as a result of a failure to obtain the PRC approvals, the Company will receive $5,000,000.  In other circumstances, described in the agreement, the Offeror may be required to pay to the Company an expense reimbursement of up to $1,000,000.

On January 24, 2008 the Offerors announced that all required PRC approvals have been obtained in connection with the Offer.

During fiscal 2007, the Company had retained a financial advisor with respect to exploring strategic alternatives for the Company.  Upon the consummation of the Offer, a fee will be payable to the advisor.

Significant Events, Transactions and Activities on Mineral Properties

In order to better understand Northern Peru’s financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which occurred during the quarter ended December 31, 2007 and to the date of this MD&A.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2007

January 24, 2008

Galeno Project

The Galeno Project includes the Galeno and Hilorico Deposits and the Sartenes Prospect.  Additional information on the Galeno and Hilorico Deposits are included in the technical report entitled “Technical Report El Galeno Project, Prefeasibility Study” dated February 19, 2007 and revised as of April 30, 2007, which may be obtained on www.sedar.com.

Galeno Deposit

On November 26, 2007 the Company issued news release NR:07-17 announcing the final, independent mineral resource estimate for the Galeno Deposit to be used in the FS currently underway.  Tonnages and contained copper, gold, silver and molybdenum have all increased over the previous resource estimate.

The final mineral resource estimate is based upon total drilling of 67,215 meters in 338 holes and includes the results from the infill drill program comprising 22,105 meters in 197 holes.  The primary purpose of the infill program was to upgrade the Indicated Mineral Resources that will be mined in the first four years of the mine’s life to Measured Mineral Resources and to convert Inferred Mineral Resources within the pit design to Indicated Mineral Resources.

Details of the final NI 43-101 compliant mineral resource estimate are disclosed in the news release which may be obtained on www.sedar.com.  Robert Sim, P. Geo., from Norwest Corporation and an independent Qualified Person as defined by NI 43-101, was responsible for the mineral resource estimate.

The Company initiated work on the FS in January 2007 and the study is scheduled to be completed during the calendar year 2008.  During the quarter ending December 31, 2007, work continued to progress on the FS.

Marshall Koval, P. Geo, CEO of the Company, is the Qualified Person for the Galeno Deposit and is responsible for the disclosure on the Galeno Deposit in this MD&A.

Hilorico Deposit

As of the date of this MD&A, the Company is conducting an ongoing diamond drilling program to further delineate gold, silver, zinc, lead and copper mineralization at Hilorico.  The current program was initiated in August 2007 to test deep porphyry-related base and gold metal targets in the Hilorico area.  Drilling ended on December 12, 2007 with the termination of hole HR-07-42 and has yet to re-start at Hilorico.

Marshall Koval, P. Geo, CEO of the Company, is the Qualified Person for the Hilorico Deposit and is responsible for the disclosure on the Hilorico Deposit in this MD&A.

Sartenes Prospect

The Prospect is located on a regional structure that passes through the Hilorico gold deposit, 1.5 kilometers to the southwest, and the Galeno copper deposit, 3.0 kilometers to the west-southwest. Prospecting of the Company's claims initially identified an area of small-scale historic mine workings and surface mapping. Rock chip sampling and ground geophysics followed. Mineralization at surface occurs in sulphide replacement bodies and epithermal veins that are

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2007

January 24, 2008

hosted in limestones and minor intrusive dikes.  The Company is not aware of any previous drilling on the prospect.

In September 2007, the Company initiated a diamond drilling program to test known mineralization and geophysical anomalies at the Sartenes Prospect.  As of the date of this MD&A, the Company has completed 8 diamond drill holes totalling 1,167 meters. Assay results have been received and do not merit further work on the Prospect

Leo Hathaway, P. Geo, VP Exploration of the Company, is the Qualified Person for the Sartenes Prospect and is responsible for the disclosure of the Sartenes Prospect in this MD&A.

Pashpap Property

The Pashpap Property is being managed by the Japan Oil, Gas and Metals National Corporation (“JOGMEC”). During the period ending March 31, 2007 the exploration program for the 2007 field season was approved.  JOGMEC initiated work on the 2007 exploration program in October which included geological mapping and geochemical sampling and round Magnetics and Induced Polarization surveys. The fieldwork was concluded at the end of November, 2007.

Financial Results From Operations

The information provided below highlights the Company’s quarterly results for the past 8 quarters. The financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The significant accounting policies are outlined within Note 2 to the audited consolidated financial statements of the Company for the fiscal year ended June 30, 2007 and have been followed consistently through the period.  On July 1, 2007 the Company adopted new policies pertaining to Financial Instruments and Comprehensive Income, as described below.

Summary of Unaudited Quarterly Results

Three Months Ended:	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2006
Revenue	$-	$-	$-	$-
General & administrative expenses	637,609	661,113	811,956	617,945
Other income (expenses)	31,221	64,855	(868,219)	(103,622)
Loss for the period	(606,388)	(596,258)	(1,680,175)	(721,567)
Basic and diluted loss per share	(0.02)	(0.02)	(0.06)	(0.03)

Three Months Ended:	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2005
Revenue	$-	$-	$-	$-
General & administrative expenses	767,683	256,152	998,769	362,863
Other income (expenses)	118,809	135,523	(13,272)	13,564
Loss for the period	(648,874)	(120,629)	(1,012,041)	(349,299)
Basic and diluted loss per share	(0.03)	-	(0.03)	(0.02)

Results for the quarter ended December 31, 2007

During the quarter ended December 31, 2007, the Company’s efforts were focused on the take-over bid and carrying out the FS work on the Galeno Deposit, as described above.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2007

January 24, 2008

The Company incurred a loss for the quarter of $606,388 which consisted of general and administrative (“G&A”) expenses of $637,609, interest income of $99,910 and foreign exchange losses of $68,689.

G&A expenses for the quarter, in total, did not fluctuate significantly compared with G&A expenses incurred in the prior four quarters.  Legal fees increased significantly for services in connection with the take-over bid.  Investor relations and promotion expenses also increased due to participation in conferences and trade shows.  Included in management and administrative services is $132,920 (prior quarter ended September 30, 2007 - $143,534) of stock-based compensation expense on outstanding stock options.

Compared to the prior year’s quarter ended December 31, 2006, G&A expenses in the current quarter were lower due primarily to stock based compensation expense.

During the current quarter, the Company incurred $4,577,696 of expenditures on the Galeno Project.  There were minimal expenditures on the Pashpap Property.

Critical Accounting Policies and Management’s Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates and assumptions are used in determining the deferral of costs incurred for mineral properties, the fair value for recording stock-based compensation, asset retirement obligations and the amount of future income tax liabilities the Company may be exposed to.  The Company evaluates its estimates on an on-going basis and bases its estimates on various assumptions that are believed to be reasonable under the circumstances.  The Company’s estimates form the basis for making judgments about the carrying value for assets and liabilities that are not readily apparent from other sources.  Actual results may differ from those estimates.   Should the Company be unable to meet its ongoing obligations, the realizable value of its assets may decline materially from current estimates.

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Going concern

The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity or debt financing or to sell its assets or the attainment of profitable operations to meet the Company’s liabilities as they become payable.  The Company’s financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.  The financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2007

January 24, 2008

Mineral property costs

The Company capitalizes all costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the mineral rights are allowed to lapse.

Capitalized costs are reviewed, on a property by property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. Where the options are exercisable entirely at the discretion of the Company or the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs will be depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Stock based compensation

The Company follows the fair value based method for measuring and recognizing all stock-based awards made to employees and non-employees.  The fair value of stock options is estimated using the Black-Scholes Option Pricing Model.  Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised.  The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate.

New Accounting Policies

On July 1, 2007, the Company adopted CICA Handbook Sections 3855 “Financial Instruments – Recognition and Measurement”, CICA 1530, “Comprehensive Income” and CICA 3251 “Equity”.  These standards are described in Notes 2(c) and (d) of the unaudited consolidated financial statements for the period ended December 31, 2007 as well as in the MD&A for the period ended September 30, 2007.  The adoption of these standards on July 1, 2007 had no impact on the Company’s opening balance sheet and is not expected to have an impact on fiscal 2008 results or balances.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2007

January 24, 2008

Liquidity and Capital Resources

The capital requirements of the Company have historically been met by equity proceeds.  The Company’s continuing operations as intended are dependent on management’s ability to raise required funding through future equity issuances, debt, asset sales or a combination thereof (refer to Risks and Uncertainties below).

As at December 31, 2007, the Company had a working capital balance of $4,423,107 compared to a working capital balance of $1,200,762 at June 30, 2007.  The increase in working capital is due to the completion of the financing in September 30, 2007 for net proceeds of $15,081,828.  Working capital items at December 31, 2007 consisted of cash and cash equivalents of $9,318,006, receivables of $60,595, prepaid expenses of $52,512, accounts payable of $3,817,726 and accrued liabilities of $1,190,280.

Working capital is defined as current assets minus current liabilities.  Working capital calculations or changes are not measures of financial performance, nor do they have standardized meanings, under Canadian GAAP.  Readers are cautioned that this calculation may differ among companies and analysts and therefore may not be directly comparable.

Cash and equivalents consist of cash and short-term or term deposits redeemable prior to maturity held in accounts with a major chartered bank in Canada and its equivalent in Peru.

In September, 2007 the Company completed a financing and issued 1,759,451 common shares at a price of $9.10 per share for proceeds of $15,081,828, net of finders fees of $810,660 and other issue costs of $118,516.  The net proceeds from the financing are being used to fund the completion of the FS, acquire certain surface rights on the Galeno Project, make the payment on the Tiranosaurio 9 claim fraction and for exploration programs and corporate working capital purposes.  A portion of the proceeds from the financing was used to repay a US$1,800,000 drawdown on the credit facility entered into in August, 2007 plus interest and other financing costs in the aggregate of $178,935.

The Company has no long-term debt obligations or off-balance sheet arrangements.

In management’s opinion, the Company has sufficient funds to meet the Company’s administrative overhead expenses for the ensuing twelve months and to continue with work on the FS on the Galeno Deposit, as currently planned.  However, the Company will require substantial additional capital to continue the development of the Galeno Deposit and to advance the further definition of mineral reserves on the Galeno Deposit (refer to Risks and Uncertainties below).

Outlook

The Board of Directors unanimously recommended that shareholders of the Company accept the Offer  to acquire all of the outstanding common shares of the Company and deposit their shares under the Offer. The Offerors have indicated to the Company their commitment to continue the development of the Galeno Project with the hope of constructing a mine on the Galeno Property in the future.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2007

January 24, 2008

Share Capital

As at December 31, 2007 and to the date of this MD&A, the Company had:

-

31,083,893 issued and outstanding common shares; and

-

options outstanding for the acquisition of 1,803,000 common shares having a weighted average exercise price of $2.17 per share.

Related Party Transactions

The Company shares G&A expenses on a pro-rata basis with three other companies with certain directors in common.  These expenses include $5,735 (2006 - $4,778) for rental of office premises and $23,250 (2006 - $19,293) for management fees.  Included in accounts payable is an amount of $24,472 (2006 - $31,480) owed to one of the companies for shared expenses.

In August, 2007 the Company entered into an unsecured bridge financing facility to borrow up to US $5,000,000 from a director.  The terms of the facility included interest at the rate of 10% per annum payable monthly on amounts advanced under the facility, a drawdown fee of 3% of the amounts advanced and a standby fee of C $100,000.  A total of US $1,800,000 was drawn down on the facility.  This amount, plus interest, standby and drawdown fees of C $178,935, was repaid in full in September, 2007 from the proceeds of the financing.

Internal Controls Over Financial Reporting

Management has designed, established and is maintaining a system of internal control over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner and in accordance with Canadian GAAP.  The Company’s system of internal control is designed to address identified risks that threaten the reliability of its external financial reporting.  However, due to the inherent limitations in any system of internal control, material misstatements may not be prevented or detected on a timely basis.

During the quarter ended December 31, 2007, there were no changes in the Company’s internal control over financial reporting that occurred that materially affected or is reasonably likely to materially affect its internal controls over financial reporting.

Risks and Uncertainties

The Company’s principal activity is the exploration and study of advanced stage copper exploration properties in Peru.  Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, fluctuating metal prices, social, political, financial and economics.  Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen.  While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practicable.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2007

January 24, 2008

The risks and uncertainties described in this section are considered by management to be the most important in the context of the Company’s business.  The risks and uncertainties below are not inclusive of all the risks and uncertainties the Company may be subject to and other risks may apply.  (For a more comprehensive discussion of risk factors, the reader is referred to the Company’s Annual Information Form for the fiscal year ended June 30, 2007, which is available on www.sedar.com).

The Company’s mineral properties are located in Peru and may be exposed to various and unpredictable levels of political, social, economic and other risks and uncertainties. The Company conducts operations through foreign subsidiaries which hold the rights to the mineral properties.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, expropriation of property, maintenance of claims, environmental legislation, land use and land claims.  Failure to comply with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements.  In addition, any limitation imposed by a foreign government on the transfer of cash or other assets between the parent company and its foreign subsidiaries could restrict the Company’s ability to fund its operations efficiently.

The Company’s exploration activities are subject to a high degree of risk due to factors that, in some cases, cannot be foreseen or anticipated.  The operations of the Company may be disrupted by a variety of risks and hazards which may be beyond the control of the Company.  These risks include, but are not limited to, labour disruptions, the inability to obtain adequate sources of power, water, labour and suitable or adequate machinery and equipment.  In addition, the Company may be unable to acquire or obtain such things as surface rights which may be critical for the continued advancement of exploration and development activities on its mineral properties.

The Company’s Galeno Deposit has reached the stage of development where a positive pre-feasibility study supported a decision by the Company to proceed with undertaking a feasibility study.  The feasibility study, when completed, will determine whether economic development of the Galeno Deposit is economically justifiable and feasible, and will also determine whether the Company can expect to raise sufficient financing in order for the Company to proceed with development.  There can be no certainty that the feasibility study will conclude with positive results.  Some additional factors which may affect the feasibility of mining the Galeno Deposit include, but are not limited to: insufficient metallurgical recovery; the existence of penalty metals which render the project uneconomic; a decrease in metal prices; inadequate surface rights; insufficient water rights, power or other necessary infrastructure; impracticable mining economics; poor or dangerous ground conditions; lack of appropriate labour; inability to secure concentrate off-take agreements; and inhospitable climate or climate change.

Certain of the property interests held by the Company are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations.  Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  Exploration of the Company’s mineral properties may not result in any discoveries of commercial bodies of mineralization.  If the Company’s efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2007

January 24, 2008

Even if the Company’s mineral properties are proven to host economic reserves of copper or other precious or non-precious metals, factors such as those described above or governmental expropriation or regulation may prevent or restrict mining of any such deposits.  Exploration and mining activities may be affected in varying degrees by government policies and regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

In addition to complying with applicable laws and regulations that govern the Company’s foreign operations, the Company must also obtain certain permits for its exploration activities.  There can be no assurance that all permits that the Company may require for exploration and subsequent development of its mineral properties will be obtainable on reasonable terms or on a timely basis.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current properties that may result in material liability to the Company.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

The Company has no significant source of operating cash flow and no revenues from operations.  None of the Company’s mineral properties currently have proven reserves.  The Company has limited financial resources.  Substantial expenditures are required to be made by the Company to establish mineral reserves and the feasibility of developing and constructing a mining operation.  The Company relies primarily on the sale of equity to fund its operations.  There is no guarantee that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company.  Additional funds raised by the Company through the issuance of equity, debt or convertible securities will cause the Company’s current stockholders to experience dilution.  Such securities may grant rights, preferences or privileges senior to those of the Company’s common shares.

The Company’s ability to achieve profitability and positive cash flow from mining operations is dependent upon the Company’s ability to raise required funding through future equity issuances, debt, asset sales or a combination thereof.

Based upon current plans, the Company expects to incur operating losses in future periods due to continuing expenses associated with the holding, exploration and development of the Company’s mineral properties.  The Company may not be successful in generating revenues in the future.  Failure to generate revenues or raise capital could cause the Company to cease operations.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations.  Any such indebtedness could contain covenants, which would restrict the Company’s operations.  The Company does not plan on entering into any debt obligations in the next twelve months.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2007

January 24, 2008

The Company has only a limited operating history on which to base an evaluation of the Company's current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of development of all companies. The results of this particular period should not be relied upon as an indication of future performance.

The Company’s expenditures are predominantly in U.S. dollars and any future equity financing raised is expected to be predominantly in Canadian dollars.  The Company is exposed to financial risk arising from fluctuations in the exchange rates between the U.S. and Canadian dollar, and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risks.

The Company currently has limited insurance covering its assets and operations and does not currently intend to increase such insurance.  As a result of having limited insurance, the Company could incur significant costs that could have a materially adverse effect upon its financial condition and even cause the Company to cease operations.

The Company’s future performance is dependent on key personnel.  The loss of the services of any of the Company’s executives or directors could have a material adverse effect on the Company’s business.

News releases and additional information about the Company, including its Annual Information Form, may be found on www.sedar.com and on the Company’s website at www.northernperu.com.